Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of 2020 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY

	First half of 2020	% change over First half of 2019

Net production of oil and gas*	257.9 million BOE	6.1%
Oil and gas sales	RMB66.34 billion	-29.9%
Consolidated net profit	RMB10.38 billion	-65.7%
Basic earnings per share	RMB0.23	-65.7%
Diluted earnings per share	RMB0.23	-65.7%
Interim dividend (tax inclusive)	HK$0.20 per share	-39.4%

*	Including our interests in equity-accounted investees, which is approximately 9.7 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

We experienced an unprecedented and extraordinary series of events in the first half of 2020, as the world went through the worst public health crisis in a century and the most severe economic recession since the Great Depression. International oil prices fell off a cliff, plunging the global oil and gas industry into a downturn. Low oil prices coupled with the COVID-19 pandemic had a great impact on the production and operation of the Company, leading to an extremely complex and unfavourable external environment for our development plans.

Facing these unprecedented pressures and challenges, we adhered to the bottom line of safe and healthy development. Upon the outbreak of the pandemic, the Company quickly established three systems of leadership and command, prevention and control, and supervision and management, with an emphasis on pandemic prevention and control for our offshore workers, which effectively protected the health and safety of our employees. On this basis, we actively promoted the resumption of operation and production, strengthened production organisation, allocated various resources, and seized opportunities to implement various measures, demonstrating the remarkable speed of CNOOC Limited. Due to the stringent management and control measures, as well as the extraordinary efforts of all employees, the impact of the pandemic was minimised. We recorded zero infection among personnel on our offshore platforms and vessels. At the same time, we achieved further breakthroughs in oil and gas exploration, made steady progress in engineering construction, and maintained safe production and operation, leading to better-than-expected interim results. This has demonstrated the excellent management and execution capability of our management.

In the first half of the year, a total of 5 discoveries were made and 20 oil and gas bearing structures were successfully appraised. In Bohai, Kenli 6-1, an oil field with proven in-place volume exceeding 100 million tons of oil equivalent, was efficiently appraised, being another major exploration breakthrough after Bozhong 19-6. In the Eastern South China Sea, a significant discovery of Huizhou 26-6 was made, which was the biggest oil and gas field discovered by independent exploration in the Pearl River Mouth Basin. In the Stabroek block of Guyana, the sixteenth discovery of Uaru was made, and the total recoverable resources in the block exceeded 8.0 billion barrels of oil equivalent (“BOE”). These discoveries have further laid the foundation for the sustainable development of the Company.

In the first half of the year, as international oil prices fell sharply, we responded timely with an action plan, turning the pressure of low oil prices into a driving force for change. We optimised our investment structure, enhanced profitable production, strictly controlled costs, improved operational efficiency, strengthened marketing and sales, and promoted technological innovation. All the efforts saw the remarkable results in quality and efficiency enhancement and cost reduction. Our all-in costs per BOE further decreased to US$25.72, among which operating cost per BOE was down to US$6.50, the lowest in a decade.

Faced with the challenge of low oil prices, CNOOC Limited focused on production with higher return. While maintaining the investment level in offshore China, we adjusted the annual capital expenditure plan from RMB85.0-95.0 billion to RMB75.0-85.0 billion, and the annual production target from 520-530 million BOE to 505-515 million BOE. In the first half of the year, the Company achieved a net production of 257.9 million BOE, representing an increase of 6.1% year on year, mainly from oil and gas fields in offshore China with higher return. On the one hand, the commencement of new oilfields brought production contribution; on the other hand, the “Year of Water Injection” programme in its second year of implementation effectively controlled the natural decline rate of producing oilfields. In addition, the implementation of infill drillings produced good results, providing higher-than-expected production. In terms of engineering construction, all the three planned projects commenced production ahead of schedule. A number of key projects such as Bozhong 19-6 gas field in Bohai, Lingshui 17-2 gas field in the Western South China Sea, and Liza oilfield in Guyana progressed well.

In the first half of the year, although the average Brent oil price dropped significantly year-on-year, our oil and gas sales reached RMB66.34 billion, net profit reached RMB10.38 billion, and earnings per share was RMB0.23. In light of the Company’s solid financial status and strong cash flow, and upholding the philosophy of rewarding shareholders, the Board of Directors has declared an interim dividend of HK$0.20 per share (tax inclusive) for the first half of 2020.

The digital transformation of the Company has showed encouraging results, with the transition of our traditional management model to a digital and intelligent one. Specifically, our cloud office has been initially tested during the pandemic period; our construction of “smart oilfields” has seen successful results as over 20 oilfields in Bohai applied “intelligent injection” technology to greatly improve oil and gas recovery; the unmanned platform has realised remote control of production operations, shutdown and resumption, as well as intelligent inspections.

We continued to improve our compliance management system in conjunction with our business advancements, and released our Global Action Plan for Compliance Management System Development 2020. This globally-oriented plan seeks to redevelop our risk control processes – before, during and after contingent events – which is essential to the development of a world-class energy company.

Looking forward to the second half of the year, the Company will continue to focus on normalised pandemic prevention and control, as well as maintaining cost competitiveness to confront the impact of fluctuating oil prices, and continue to strengthen cost control. Vigorous efforts will be made in domestic oil and gas exploration to promote the growth of reserves with economies of scale. Attention will be paid to infill drillings to enhance contribution of profitable production. Scientific, technological and management innovations will be continuously promoted to improve resource allocation efficiency. Through the constant practice of a “Priceless Lives, Safety First” philosophy, the Company will ensure safe production in a controlled manner for the stable development of the Company.

Fellow Shareholders, on the road to overcoming the challenges posed by the global pandemic and low oil prices, CNOOC Limited will be undaunted and ready to surmount any difficulties ahead. Let us remain confident, band together in solidarity, and strive for smooth and steady progress toward high quality development.

Wang Dongjin

Chairman

Hong Kong, 19 August 2020

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2020 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT
OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2020

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2020	2019
		(Unaudited)	(Unaudited)
			(Restated)

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	3	66,335	94,686
Marketing revenues	3	6,497	12,073
Other revenue		1,728	2,548

		74,560	109,307

EXPENSES
Operating expenses		(11,346)	(11,709)
Taxes other than income tax		(3,421)	(4,403)
Exploration expenses		(2,560)	(6,258)
Depreciation, depletion and amortisation		(26,309)	(26,521)
Special oil gain levy		(79)	(520)
Impairment and provision (recognised)/reversed, net	9	(3,133)	187
Crude oil and product purchases		(6,179)	(11,008)
Selling and administrative expenses		(3,807)	(3,342)
Others		(2,147)	(2,323)

		(58,981)	(65,897)

PROFIT FROM OPERATING ACTIVITIES		15,579	43,410
Interest income		758	478
Finance costs	5	(3,130)	(2,676)
Exchange losses, net		(16)	(211)
Investment income		1,786	2,369
Share of profits of associates		202	249
(Loss)/profit attributable to a joint venture		(224)	228
Other (expense)/income, net		(9)	238

PROFIT BEFORE TAX		14,946	44,085
Income tax expense	6	(4,563)	(13,797)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		10,383	30,288

		Six months ended 30 June
	Notes	2020	2019
		(Unaudited)	(Unaudited)
			(Restated)
OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		2,714	514
Share of other comprehensive (expense)/income of associates		(55)	8
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(1,198)	(1,538)
Others		-	(26)

OTHER COMPREHENSIVE INCOME/(EXPENSE) FOR THE PERIOD, NET OF TAX		1,461	(1,042)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		11,844	29,246

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	7	0.23	0.68
Diluted (RMB Yuan)	7	0.23	0.68

Details of the interim dividends declared for the period are disclosed in note 8.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2020

(All amounts expressed in millions of Renminbi)

	Notes	30 June 2020	31 December 2019
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	9	447,055	440,554
Right-of-use assets		8,569	9,179
Intangible assets		16,373	16,306
Investments in associates		25,110	24,513
Investment in a joint venture		21,066	20,977
Debt investment		2,461	1,608
Equity investments		1,779	2,936
Deferred tax assets		28,423	25,992
Other non-current assets		10,288	9,721

Total non-current assets		561,124	551,786

CURRENT ASSETS
Inventories and supplies		6,411	6,314
Trade receivables	10	15,453	24,794
Other financial assets		101,481	114,513
Other current assets		9,714	9,790
Time deposits with maturity over three months		26,395	16,855
Cash and cash equivalents		29,436	33,679

Total current assets		188,890	205,945

CURRENT LIABILITIES
Loans and borrowings	12	10,875	12,590
Trade and accrued payables	11	40,689	40,146
Lease liabilities		1,248	1,425
Contract liabilities		1,536	2,231
Other payables and accrued liabilities		18,341	20,901
Dividends payable		18,352	-
Taxes payable		3,517	13,956

Total current liabilities		94,558	91,249

NET CURRENT ASSETS		94,332	114,696

TOTAL ASSETS LESS CURRENT LIABILITIES		655,456	666,482

NON-CURRENT LIABILITIES
Loans and borrowings	12	128,869	136,152
Lease liabilities		6,596	7,062
Provision for dismantlement		66,666	64,163
Deferred tax liabilities		4,278	3,602
Other non-current liabilities		7,280	7,277

Total non-current liabilities		213,689	218,256

NET ASSETS		441,767	448,226

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		398,598	405,106
Non-controlling interests		88	39

TOTAL EQUITY		441,767	448,226

NOTES

30 JUNE 2020

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2019.

The financial information relating to the year ended 31 December 2019 that is included in this announcement as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2019 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2019 except for the first time application of the new and amendments to IFRS Standards/HKFRSs effective for the Group’s financial year beginning on 1 January 2020. The application of the new and amendments to IFRS Standards/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

2.	ACQUISITION

On 1 August 2019, CNOOC China Limited (“CNOOC China”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with CNOOC, pursuant to which, CNOOC China shall acquire the 100% equity interest in China United Coalbed Methane Corporation Limited (“CUCBM”) held by CNOOC at a total consideration of approximately RMB5.335 billion, which was settled in cash by CNOOC China. The acquisition was completed on 11 October 2019 and CUCBM became an indirect wholly-owned subsidiary of the Company.

Since the Group and CUCBM were under common control of CNOOC, the Group’s acquisition of CUCBM had been accounted for as a combination of entities under common control. Accordingly, the assets and liabilities of CUCBM have been accounted for at historical amounts and consolidated financial statements of the Group prior to the acquisition were combined with the financial statements of CUCBM.

The interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019 as previously reported by the Group and the restated amounts are set out below:

	Amounts previously reported	Impact of business combination under common control	Amounts restated

Interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2019
Revenue	108,880	427	109,307
Profit before tax	44,042	43	44,085
Profit for the period	30,253	35	30,288

For the period presented, all significant transactions and balances between the Group and CUCBM have been eliminated on combination.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

4.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated)		(Restated)		(Restated)		(Restated)		(Restated)

External revenue	61,176	87,298	13,258	21,786	126	223	-	-	74,560	109,307
Intersegment revenue*	6,761	9,728	(6,761)	(9,728)	(27)	-	27	-	-	-

Total revenue**	67,937	97,026	6,497	12,058	99	223	27	-	74,560	109,307

Segment profit/(loss) for the period	10,485	30,795	192	913	(323)	(1,456)	29	36	10,383	30,288

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information

Segment assets	551,470	562,038	2,049	6,347	376,732	432,894	(180,237)	(243,548)	750,014	757,731

Segment liabilities	(301,927)	(384,359)	(1,311)	(4,535)	(158,518)	(152,870)	153,509	232,259	(308,247)	(309,505)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	72% (six months ended 30 June 2019: 68%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from the People’s Republic of China (the “PRC”) customers, and revenues generated from customers in other locations are individually less than 10%.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,301 million (six months ended 30 June 2019: approximately RMB1,377 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2020.

6.	INCOME TAX

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2019: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2019: 10% to 50%). The provincial income tax rate of Alberta, Canada reduced from 12% to 11% on 1 July 2019, and will decrease by one percentage point on 1 January of each year until it reaches 8% on 1 January 2022.

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2020	2019
	(Unaudited)	(Unaudited)
		(Restated)

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	10,383	30,288

Number of shares:
Number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	-	6,076,404

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,647,455,984	44,653,532,388

Earnings per share
– Basic (RMB Yuan)	0.23	0.68

– Diluted (RMB Yuan)	0.23	0.68

8.	DIVIDENDS

On 19 August 2020, the Board declared an interim dividend of HK$0.20 (tax inclusive) per share (six months ended 30 June 2019: HK$0.33 (tax inclusive) per share), totaling approximately HK$8,929 million (tax inclusive) (equivalent to approximately RMB8,157 million (tax inclusive)) (six months ended 30 June 2019: approximately RMB12,961 million (tax inclusive)), based on the number of issued shares as at 30 June 2020.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	PROPERTY, PLANT AND EQUIPMENT

During the current interim period, impairment losses of RMB3,429 million related to oil and gas properties in North America were recognised in profit or loss, primarily triggered by decrease in reserve and the sharp decline in crude oil price in the short term.

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2020 and 31 December 2019, the age of substantially all the trade receivables was within one year.

11.	TRADE AND ACCRUED PAYABLES

As at 30 June 2020 and 31 December 2019, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

12.	LOANS AND BORROWINGS

The details of note repaid during the six months ended 30 June 2020 are as follow:

Issuer	Maturity	Coupon Rate	Principal Amount
			USD million

CNOOC Finance (2015) Australia Pty Ltd	Matured in 2020	2.625%	1,500

13.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2019, as at 31 December 2019 (audited) and as at 30 June 2020 (unaudited)	44,647,455,984	43,081

14.	SUBSEQUENT EVENTS

The Group had no significant subsequent events needed to be disclosed.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2020 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim results announcement for the six months ended 30 June 2020 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim results announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2020.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2020, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company was appointed for a specific term from January to May 2020. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code. In November 2019, the Board approved the revised service agreement templates for Executive Directors, Non-executive Directors and Independent Non-executive Directors, respectively, among which the service agreement template for Independent Non-executive Directors has a term of 36 months. All of the Independent Non-executive Directors entered into service agreements with the Company in June 2020, and the Company has been in compliance with CG Code provision A.4.1 since then.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2020, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim results announcement are set out below:

Name of Director	Details of Changes

Xu Keqiang	Ceased to serve as General Manager of CNOOC China Limited with effect from 8 April 2020
Wen Dongfen	Appointed as a Non-executive Director of the Company with effect from 27 April 2020
Hu Guangjie	Served as General Manager of CNOOC China Limited with effect from 8 April 2020

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares, represented by American Depositary Shares, are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home jurisdiction corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2019, other than those disclosed in this interim results announcement and the 2020 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 7 September 2020 (Monday) to 11 September 2020 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 4 September 2020 (Friday). The interim dividend will be paid on or around 16 October 2020 (Friday) to shareholders whose names appear on the register of members on 11 September 2020 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2020 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2020 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 11 September 2020 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2020 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2020 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 11 September 2020. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2020 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 4 September 2020 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 11 September 2020. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Wu Xiaonan

Joint Company Secretary

Hong Kong, 19 August 2020

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

FORWARD-LOOKING STATEMENTS

This interim results announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim results announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.